Exhibit 99.1
Sify reports revenues of $156.93 million for fiscal year 2009-10
Revenues grow 15 % over the previous year. Net Profit for the year at
$1.01 million
Chennai, Friday, 23rd April, 2010: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, announced today its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the fourth quarter of fiscal year 2009-10 and Annual year ending March 31, 2010.
Performance Highlights FY 09-10:
•	Sify reported revenues of $156.93 million for the year ended March 31, 2010, 15% higher than the previous year’s revenues of $136.5 million.

•
Growth was driven by revenues from Enterprise services which grew 33% over the previous year. Despite a challenging environment for International services, revenues were retained at the previous year’s level. Profitability, however, registered a 150% growth over the previous year. While Consumer services revenues declined by 35%, a new business model with new products, services and delivery was developed during the year to return to growth.

•	EBITDA for the year was positive at $3.67 million as compared to a negative of $5.86 million in the previous year.

•
Net Profit for the year was $1.01 million as against a Net Loss of $18.87 million in the previous year. Net Profit for the year was due to a one-time realisation from legal matters under other income of $12.66 million during the third Quarter.

•	EBITDA for the Quarter was positive at $0.69 million compared to a negative of $1.16 million for the same Quarter in the previous year.

•	Sify incurred a Net Loss of $3.34 million in the Quarter ended March 10 compared to a Net Loss of $4.53 million for the Quarter ended March 09.

•	Capex during the year was $18.25 million. Cash balance at the end of the year was $19.34 million.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We have done well to grow our revenues overall despite the challenging climate during the year. For while the economy recovered, industry continues to be cautious, lead times for decisions are long and price discounts continue to be demanded. The changed business environment necessitated a realignment of services within both Enterprise and Consumer services for greater focus, efficiencies and speed of response. With the result that we were able to grow enterprise services revenues by 33%, and develop a different approach to Consumer services towards the end of the year. We believe the stage is set for further growth and profitable operations”.

Mr CVS Suri, Chief Operating Officer, Sify Technologies, said, “Overall growth in revenues was anchored by robust growth in Enterprise revenues, while International services posting a 150% growth in profitability also made a difference. Our focus on the government segment where we have been able to leverage our expertise in data centre design and development is beginning to bear results. Enterprise Connectivity too increased total managed bandwidth contracted to customers by more than 45% during the year. On the consumer front, we are in the final phase of testing value added services for delivery across platforms: cyber cafes, broadband as well Sify.com users. A new business model for cyber cafes to expand reach and revenue opportunities holds out promise, while new segments and products for broadband Internet access should help us gain subscribers and increase revenues”.
Mr. MP Vijay Kumar, Chief Financial Officer, Sify, said, “While we are focused on growing revenues, our initiatives to reduce operating expenses through fiscal discipline and increasing operational efficiencies continues. Salary increases in the last Quarter of the financial year increased our costs, but will be offset by growth in the coming quarters. We also need to manage our gross margins smartly along with growth and changes in the product mix going forwards. We will continue to invest judiciously for growth, taking advantage of the funding options available”.

Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs 45.14

	Year ended		Quarter ended
	March		March
Description	2010	2009	2010	2009

Enterprise	126.47	95.37	32.99	24.98
Consumer	18.71	28.92	3.50	6.03
Others	11.74	12.22	2.70	3.03

Revenue	156.93	136.51	39.18	34.04

Cost of Revenues	(99.12)	(80.05)	(25.27)	(20.33)

Selling General and Administrative Expenses	(54.14)	(62.33)	(13.23)	(14.87)

EBIDTA	3.67	(5.86)	0.69	(1.16)

Depreciation Amortisation and impairment	(15.61)	(11.39)	(3.78)	(3.07)

Net Finance Expenses	(5.89)	(2.86)	(1.35)	(1.23)

Other Income	15.35	1.97	0.65	0.63

Share of Affiliates	1.69	1.42	0.45	0.56

Profit (Loss) Before tax	(0.80)	(16.72)	(3.34)	(4.27)

Income Tax (expense)/benefit	1.81	(2.15)	—	(0.26)

Profit (Loss) for the year	1.01	(18.87)	(3.34)	(4.53)

Attributable to:

Equity holders of the company	0.68	(19.95)	(3.34)	(4.77)
Non-controlling interests	0.22	1.08	—	0.24

Non Financial Indicators

e Port
Subscribers active (in 000’s)	165	490	165	490
No of e Ports (Operational)	1,227	1,791	1,227	1791
E ports Additions(Gross)	96	367	6	41
No of Cities	253	249	253	249

Broadband
Subscribers (in 000’s)	106	165	106	165
No of CTOs	1,967	2,011	1,967	2011
ARPU	285	305	253	291

Technology
No of PoPs	607	547	607	547

Business highlights
Enterprise Services
Sify’s Enterprise services accounted for around 81% of the total revenues of the Company during the year.
The Enterprise division now focuses on five main areas of service: Connectivity Services, Hosting services, Enterprise Application Services, Managed Voice Services — which includes long distance and international back haul for telecom companies as well as Enterprise Voice Services in the domestic market, and Systems Integration. We continue to serve all segments of the Enterprise market: Large Enterprises, the Mid Market as well as SMBs.
Hosting services grew 60% in revenues over the previous year. A number of prestigious contracts were won during the year resulting in higher capacity utilization of the new Data Centre at Airoli, Navi Mumbai. We launched On Demand Storage services based on world leading technology & processes, and has already won contracts for the service. This will represent an additional growing revenue stream for Hosting going forwards. Sify was awarded the Best Telecom Data Centre Award from Infocom CMAI during the year.
Managed bandwidth services contracted to customers increased by more than 45% during the year. Apart from large Telecom operators contracting our services to reach their services to remote parts of the country, Sify also won some prestigious contracts from diverse industry verticals, including the Commodity Exchange industry. Sify has also invested in EIG, a consortium submarine cable system, which enables the Company’s entry into the large and growing market for international bandwidth. The cable system will be operational towards the end of financial year FY1011.
Managed Voice Services revenues tripled during the year. The volume of traffic carried grew by more than five times over the previous year. Interconnect agreements with many telecom operators, both international and domestic, for terminating voice traffic has helped strengthen Sify’s position in the industry.
A number of new products developed, and ongoing improvements in the quality of services in the Enterprise Application Services division resulted in large business wins and revenue growth. The focus of this division is on the following services: Messaging, Document Management, Assessment services and Supply Chain Management services.
Sify’s strength in building and operating Data Centres was recognised with a number of States awarding us contracts to build & operate their Data Centres. In addition to these wins, we also won other contracts for building & operating Data Centres in the government and private sectors, as well as for building large captive networks for customers. With these wins, Sify has established its position as one of the leading data centre players in India. We are also recognized as a significant player in Systems Integration in the country, and have plans of aggressively growing this business in the coming years.
In Banking, Financial Services, Insurance, Retail, Telecom and Government segments, Sify further strengthened its role by adding new customers as well as by enlarging the scope of engagement with existing customers.
Overall, Sify’s Enterprise business has grown by around 33% over the previous year in terms of revenue, consolidated its position as a Managed Services Provider, and taken steps to ensure significant growth in the coming years.

International services
Although revenues were flat over the previous year, profitability increased significantly by more than 150% over the previous year.
Infrastructure Management Services
Infrastructure Management Services (IMS) revenues grew by over 20% during the year under review, and also turned profitable. As the outlook for these services remains strong, we will invest in sales, marketing and product engineering functions to capitalize on the opportunity.
eLearning Services
Despite the challenging international environment for training and eLearning services due recessionary pressures, we won 10 new customers during the last year. However, revenues for the year were lower than expected due the loss of two of our largest customers. Going forward these new businesses will offset the loss as the engagements with them ramp up to full potential.
For the fourth consecutive year, Sify won an award at the prestigious Brandon Hall Excellence in Learning Awards for 2008 for our mobile learning platform.
Consumer Services
The business accounted for 11% of the total revenues of the Company during the year under review.
Sify ePort
We now have 1227 ePorts across 200 towns and cities in India. While the number of ePorts declined during the year, we continued to add more value added services.
Sify’s ePorts in Mumbai are the authorized centres for the city’s citizens to access and pay for eGovernance services.
The Indian Institute of Banking & Finance (IIBF) conducted public sector bank officer’s assessments at ePorts across the country.
The Centre for the Development of Advanced Computing (CDAC), a government think tank, selected ePorts as authorized centres for the submission of online job applications.
Sify’s association with NIXI, the National Internet Exchange of India, has been renewed with fresh terms incrementally beneficial for both parties. Sify platforms including Sify.com portal, Sify ePorts, Sify home broadband screens and the sales team’s efforts ensured a successful launch program. Over 30,000 candidates completed the course and received certificates from Sify- NIXI last year.
Sify has tapped into select colleges and training institutes for a new source of revenue. Agreements to conduct online examinations at ePorts are now in place. These represent new sources of revenue that have the potential to grow in the years to come.
Sify continues to provide value added services in the areas of Travel, Utility and Financial services. For example, we entered into or enlarged the scope of tie ups with VIA for air tickets, Red Bus for bus tickets, and IRCTC for railway tickets.
500 of Sify’s ePorts now make a sizable amount of their revenue from Value Added Services and transactions.

Sify Broadband
Sify’s broadband service is now available across 200 cities and towns in India, with a base of over 1,06,000 subscribers through a network of about 1900 Cable TV Operators. The effort over the year has been to halt the slide in subscribers and revenues with new products and service delivery mechanisms.
Products that leverage surplus bandwidth capacities available at night were launched successfully and generated consumer interest in the first half of the year.
In order to further strengthen the broadband product portfolio, two ranges offering customers greater value were also launched successfully. With these, customers get three months usage free if they opt for advance payment for one year and gets one month free for advance payment for six months. There is a 2 weeks free offer in case he chooses a three month plan. These were also aimed at locking in the customer for a period of time to reduce churn.
To remain competitive in the Indian broadband market and generate higher Average Revenue per User (ARPU), Sify Broadband introduced a range of unlimited plans, with advance payment options for services at different speeds. The new products have started to gain traction with improved acquisitions and lower churn rates.
Sify has also selectively rolled out wireless towers in key markets to further strengthen the company’s position in the Indian market for broadband services.
To begin with, a complete wireless service and promotion program is being launched in a select market which is expected to result in significant growth in new customers.
The small office, home office and retail market space that need broadband internet connections is next on our list. Sify has just launched a range of broadband products branded Platinum aimed at these market segments. Speeds of 2 Mbps, enhanced quality of connectivity, free e mail IDs, domain name and web hosting template services from Sify make up the package. We have started signing on customers for this range at a healthy ARPU of Rs 3600.
Sify continues to provide VoIP services through its ePorts, telecentres and Sify broadband home users.
Interactive services (portals)
One of India’s popular consumer portals, Sify.com continued to draw from consumer needs, behavior and user trends to revamp its homepage www.sify.com to increase page views. Sify.com was adjudged one of the three leading publishers for online display advertising in India, in a study by The Nielsen Company for the period June-August 2009.
Sify Sports was acclaimed the fastest growing sports site by Comscore with a growth of 379%. The other sporting coverage on Sify sports included Tennis (http://Sify.com/sports/tennis/us-open/ , http://Sify.com/sports/tennis/wimbledon/). The curtain-raiser to the 2010 Commonwealth Games, the ‘Queen’s baton relay’, described as the longest and most inclusive in the history of the Commonwealth, was streamed live on Sify.com.
Samachar.com, the preferred online news destination for Non Resident Indians (NRIs) is now available on Mobile. Users can now access India specific news from leading newspapers, magazines and websites from Samachar.com on their mobile devices. Other Sify.com properties available on mobile include Movies chat, Sify scores, Sify weather, Sify News and Sify Astrology.
Sify.com is now available on Facebook and Twitter. Users can log on to http://twitter.com/Sifydotcom and http://www.facebook.com/Sify), both online and on their mobiles to receive the latest, most discussed tweets and posts. The year also saw the launch of Samachar Buzz — a social book marking feature for Samachar users. http://buzz.samachar.com/

The second edition of the Indian Premier League (IPL) cricket fiesta, followed by T20 world cup were offered on Sify sports (http://Sify.com/sports/). These sections saw a combination of event coverage and interesting new features including fantasy cricket and live simulation.
Entertainment coverage saw exclusive WWE events (http://wwe.Sify.com/) with contests and specials throughout the year. Environmental issues captured the interest of users in December with Sify.com’s in-depth news and analysis of the Copenhagen summit. http://Sify.com/topics/Copenhagen.html
The coverage on the Indian General Elections on Sify News (http://Sify.com/news/) included live results, news update, analysis, debates, candidates and their profile and campaign trail. In addition, the section allowed the consumers to start their own party, post their manifesto and even choose their dream candidate online. Sify finance covered the Railway budget and the Union budget (http://budget.Sify.com/) extensively with live commentary of the Finance minister’s budget speech. Number of live chats with industry/ sector specialists was offered to users to clarify their concerns about the budget. The budget analysis meeting of Chartered Accountant Association of Mumbai was streamed live on Sify.
Sify.com continues to enhance its content with alliances with leaders. New partnership deals were inked with EROS, I-Stream & ANI for videos (http://videos.Sify.com/)
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 — 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services business designs, develops, and delivers state-of-the-art digital learning solutions catering to for-profit, non-profit organizations, and governmental organizations in the fields of hi-tech, engineering, environment, healthcare, education, and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting, and monitoring.
Consumer services include broadband home access and the ePort cyber café chain cross more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information

Sify Technologies Limited	Grayling Investor Relations

Mr. David Appasamy	Ms. Trúc Nguyen (ext. 418) or
Investor Relations	Mr. Christopher Chu (ext. 426)
+91-44-2254-0770 (ext. 2013)	+1-646-284-9400
david.appasamy@sifycorp.com	truc.nguyen@us.grayling.com or
christopher.chu@us.grayling.com